================================================================================


                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2004

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                        Form 20-F  X        Form 40-F
                                  ---                 ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):

                         Yes                No  X
                            ---                 --

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):

                          Yes               No X
                             ---              ---

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
                                   Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                          Yes               No  X
                             --                ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---


================================================================================

ENDESA Announces Release of First Quarter 2004 Unaudited Results

    NEW YORK--(BUSINESS WIRE)--April 5, 2004--Endesa (NYSE:ELE) will release its unaudited first quarter 2004 results on Wednesday, April 28th, before the Spanish stock market opens (9:00 am Madrid time, 3:00 am NY time).
    The same day there will be a conference call conducted by the Chief Executive Officer and by the Chief Financial Officer, at 10:00h (Madrid time, 4:00h NY time), on which further details will be provided soon.
    In order to ease access to the financial information, as in previous quarters, both the press release and the financial statements will be available for download from the "Investors" section of our web site.
    For additional information please contact David Raya, North America Investor Relation Office, telephone # 212-750-7200.
    http://www.endesa.es

    CONTACT: North America Investor Relation Office
             David Raya, 212-750-7200
             http://www.endesa.es

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ENDESA, S.A.

Dated: April 5th, 2003         By: /s/ David Raya
                                  --------------------------------------
                                  Name: David Raya
                                  Title: Manager of North America Investor
                                         Relations